RECEIVED

2004 DEC -6 P 2:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

82-3470

30th November, 2004

04046886

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with ITC Limited - Meeting of the Members held on 19th November, 2004 in terms of an Order of the Hon'ble High Court at Calcutta

Further to our letter dated 22nd November, 2004 on the subject, we now enclose a copy of the Minutes of the Meeting of the Members of the Company held on 19th November, 2004.

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dw 12/21

Encl. as above

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.